

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2015

Via E-Mail
Mr. Roger Smith
Chief Financial Officer
Ur-Energy, Inc.
10758 W Centennial Road, Suite 200
Littleton, Colorado 80127

> **Re:** **Ur-Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-33905**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Our Mineral Properties

Operating Properties page 11

1. In future filings please provide a brief description of your ISL operation including an overview of your processing operation(s). In your response provide a draft of your proposed future disclosure.

2. Please tell us the capacity and utilization of your processing facility and disclose this in future filings pursuant to the Instructions to Item 102 of Regulation S-K.

3. Please tell us your actual leaching and processing recovery factor(s) and include this information in future filings.

Critical Accounting Policies and Estimates, page 60

4.   We note the total capitalized costs of $32.97 million that are classified as Lost Creek
        enclosures (page 85), and that the estimate life for plant enclosures is 20 years for
        depreciation purposes (page 79). Please advise us of the following:

        •   Describe to us the nature of the significant components that are included in the
            enclosures line item of your capital assets.

        •   Given that you have not established proven and probable reserves at Lost Creek,
            please explain to us why you believe capitalization of these costs was appropriate and
            cite the authoritative literature that you relied upon to support your accounting
            treatment. Also explain to us your basis for the 20 year estimate life for the
            enclosures.

        •   Finally confirm to us that you will expand your disclosure in future filings to clearly
            describe your accounting policy for capital assets, including your basis for
            capitalization in instances where proven and probable reserves have not been
            established. Please provide your proposed future disclosure in your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

        •   staff comments or changes to disclosure in response to staff comments do not foreclose
            the Commission from taking any action with respect to the filing; and

        •   the company may not assert staff comments as a defense in any proceeding initiated by
            the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202)551-3610 if you have questions regarding the engineering comments.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining